1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports Fourth Quarter EPS of NT$1.26
Hsin-Chu, Taiwan, R.O.C., January 28, 2010 — TSMC today announced consolidated revenue of NT$92.09 billion, net income of NT$32.67 billion, and diluted earnings per share of NT$1.26 (US$0.19 per ADS unit) for the fourth quarter ended December 31, 2009.
Year-over-year, fourth quarter revenue increased 42.6% while net income increased 162.5% and diluted EPS increased 162.7%. Compared to third quarter of 2009, fourth quarter results represent a 2.4% increase in revenue, a 6.9% increase in net income, and a 7.2% increase in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Gross margin for the quarter was 48.5%, operating margin was 36.5%, and net margin was 35.5%.
As the global economy gradually recovered, fourth quarter saw a continued improvement in wafer sales with computer related applications growing strongly and consumer related applications declining seasonally.
Advanced process technologies (0.13-micron and below) accounted for 70% of wafer revenues. 90-nanometer process technology accounted for 16% of wafer revenues, 65-nanometer 30%, and 40-nanometer exceeded 9% of total wafer sales.
“Although first quarter normally is a sequentially declining quarter for all three major semiconductor applications, we expect the demand from consumer related applications to grow in first quarter of 2010, while computer and communication related applications will decline following their seasonal pattern,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects”:
•	First quarter revenue to be between NT$89 billion and NT$91 billion, gross profit margin to be between 46.5% and 48.5%, and operating profit margin to be between 35% and 37%;

•	2010 capital expenditure to be around US$4.8 billion, due to strong demand outlook for our advanced technologies.

# # #
TSMC’s 2009 fourth quarter consolidated results :
(Unit: NT$million, except for EPS)

	4Q09		4Q08		YoY	3Q09		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	92,094		64,562		42.6	89,936		2.4
Gross profit	44,695		20,195		121.3	42,858		4.3
Income from operations	33,642		12,022		179.8	31,984		5.2

Income before tax	35,368		13,094		170.1	32,957		7.3
Net income	32,666		12,446		162.5	30,551		6.9

EPS (NT$)	1.26	**	0.48	***	162.7	1.18	****	7.2

*	2009 fourth quarter figures have not been approved by Board of Directors

**	Based on 25,916 million weighted average outstanding shares

***	Based on 25,942 million weighted average outstanding shares

****	Based on 25,984 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 28, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer